Exhibit 99.1

December __, 2017
Dear Current or Former Participant in the Daktronics, Inc. 401(k) Plan:
This letter and the enclosed prospectus of Daktronics, Inc. dated December ____, 2017 (the “Prospectus”) contain important information.
Daktronics, Inc. is sending you these materials because you are a current or former participant in the Daktronics, Inc. 401(k) Plan (the “Plan”) and acquired an interest in shares of our common stock as part of units (the “Units”) issued through the Plan during the period from December 1, 2016 through November 30, 2017 (the “Purchase Period”).
A Plan participant’s investment in our common stock is made through the purchase of Units in the Daktronics Stock Fund. Each Unit represents an interest in shares of our common stock plus a varying amount of short-term liquid investments. If Units you purchased during the Purchase Period qualify for the Rescission Offer, we are offering to buy back these Units at the original purchase price, less any dividends paid by us with respect to the shares of our common stock included in the Units, plus interest, or reimburse you for losses you may have incurred if you have sold these Units. This offer is called a “Rescission Offer.”
We are making the Rescission Offer to ensure compliance with the Securities Act of 1933 and to limit any contingent liability we may have as a result of possible noncompliance with applicable federal registration requirements in connection with your purchase of Units while participating in the Plan.
To help you further understand the Rescission Offer, please review the enclosed Prospectus. A Rescission Offer Acceptance Form is also enclosed. We urge you to review the Prospectus carefully before deciding whether or not to accept the Rescission Offer.
If you hold Units purchased during the Purchase Period, all transactions in the Daktronics Stock Fund relating to your Plan account will be suspended temporarily beginning at 4:00 p.m., Central Time, on February 16, 2018. This temporary suspension is called a “blackout period.” If you accept the Rescission Offer, the blackout period will end for you on the date that the proceeds from the Rescission Offer are credited to your Plan account, which we expect to occur on or before March 2, 2018. If you do not accept the Rescission Offer, we expect the blackout period to end on or before February 23, 2018. You will be notified if the blackout period is extended past such date. See “Notice of Blackout Period” in the enclosed Prospectus for more information.
The Rescission Offer deadline is 4:00 p.m., Central Time, on February 16, 2018. If you want to accept the Rescission Offer, we must receive your properly completed and signed Rescission Offer Acceptance Form and any other required documents as instructed in the Prospectus before this deadline.
We encourage you to read the entire Prospectus for complete information. If you have questions after reading this material, please contact Daktronics Benefits by calling 1-605-692-0200, Monday through Friday (except holidays), between the hours of 8:00 a.m. and 4:30 p.m. Central Time, or by emailing Benefits@Daktronics.com.
Regards,
Daktronics, Inc.